UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

MINE CLEARING CORP.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

602694 10 1
(CUSIP Number)

Larry Olson #640 – 801 6th Avenue, Calgary, Alberta, T2P 3W2, Canada 403-681-6249
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                      602694 10 1

1.	Names of reporting persons Larry Olson
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 27,000,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 27,000,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 45.9%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Mine Clearing Corp., a Nevada corporation (“Mine Clearing”).  The principal executive office of Mine Clearing is located at #640 – 801 6th Avenue, Calgary, Alberta T2P 3W2, Canada.

Item 2.                      Identity and Background

(a)	Larry Olson
(b)	#640 – 801 6th Avenue, Calgary, Alberta T2P 3W2, Canada
(c)	President and Chief Executive Officer of Mine Clearing since September 2005
(d)	During the last five years, Mr. Olson has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Olson was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Olson is a citizen of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration

Larry Olson has a beneficial interest in 27 million restricted shares of common stock of Mine Clearing.

On September 10, 2008, Mr. Olson agreed to sell 3 million restricted shares of common stock in separate private transactions with seven purchasers.  Mr. Olson disposed of the beneficial ownership of the 3 million restricted shares of common stock of Mine Clearing for aggregate consideration of US$3,000.  Mr. Olson sold the restricted shares of common stock to Stefan Thies (660,000 shares), Robert Williams (1,000,000), Pierre Zakarauskas (250,000), Karen Erben (272,500), William James Olson (272,500), Jennifer S. Olson (272,500), and Nicholas Olson (272,500).  See Exhibit 10.1 – Form of Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

Larry Olson disposed of his 3 million restricted shares of common stock in Mine Clearing as a personal investment pursuant to a share purchase agreement reached with the seven purchasers to sell 3 million of his restricted shares in a private transaction.

Depending on market conditions and other factors, Mr. Olson may acquire additional securities of Mine Clearing as Mr. Olson deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Mine Clearing or otherwise.  Mr. Olson also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Olson does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Mine Clearing, or the disposition of securities of Mine Clearing;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mine Clearing or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Mine Clearing or any of its subsidiaries;

(4)	any change in the present board of directors or management of Mine Clearing, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)	any material change in the present capitalization or dividend policy of Mine Clearing;

(6)	any other material change in Mine Clearing’s business or corporate structure;

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(7)	changes in Mine Clearing’s Articles of Incorporation or other actions that may impede an acquisition of control of Mine Clearing by any person;

(8)
a class of securities of Mine Clearing to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Mine Clearing becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
Larry Olson is the beneficial owner of 27,000,000 shares of common stock of Mine Clearing.  The shares represent an aggregate 45.9% of the issued and outstanding shares of common stock of Mine Clearing.

(b)	Larry Olson holds the sole power to vote and to dispose of the 27,000,000 shares of common stock of Mine Clearing.

(c)	Larry Olson has not effected any transaction in the common stock of Mine Clearing during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Larry Olson and any other person with respect to any securities of Mine Clearing, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.1	Form of Share Purchase Agreement used in the private transactions between Larry Olson and each of the purchasers.	Included

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2008                                                                                     By:   /s/ Larry Olson
Larry Olson

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Exhibit 10.1

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SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT dated as of _________ the day of____________________________, 2008,

BETWEEN:

            ____________________________________________________________________________________
(the “Purchaser”)
AND:

LARRY OLSON, of #417 – 1121 6th Ave SW, Calgary, Alberta, Canada T2P 5J4

(“Olson”)

WHEREAS:

A.	Olson is the registered and beneficial owner of _______________________________restricted common shares in the capital of Mine Clearing Corp. (the “Shares”);

B.	Olson wishes to sell and the Purchaser wishes to purchase the Shares pursuant to the terms and conditions of this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of US$1.00 and other good and valuable consideration paid by each party to the other, the receipt and sufficiency of which are acknowledged, the parties covenant and agree as follows:

1.	Olson agrees to sell and the Purchaser agrees to purchase the Shares for and at a price of US$__________________ (the “Purchase Price”) at the date of this agreement.

2.	The Purchaser will deliver to Olson US$___________________ (the “Purchase Price”) as consideration for the transfer of the Shares to the Purchaser from Olson.

3.	Olson represents and warrants to the Purchaser that:

a.
Olson owns the Shares as the legal and beneficial owner thereof, free of all liens, claims, charges and encumbrances of every nature and kind whatsoever. The Shares are fully paid and non-assessable and Olson has due and sufficient right and authority to enter into this agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser.

b.	No person, firm or corporation has any agreement or option or a right capable of becoming an agreement for the purchase of the Shares, with the exception of this agreement.

c.	Olson is an affiliate of Mine Clearing Corp.

4.	The effective date of sale and purchase of the Shares will be__________________, 2008 (the “Closing Date”).

5.	On the Closing Date,

a.	Olson will deliver to the Purchaser the share certificates, duly endorsed for transfer, representing the Shares, and

b.	the Purchaser will deliver a certified cheque or solicitor’s trust cheque payable to “Larry Olson” or a bank draft in the amount of US$____________________ as full payment of the Purchase Price.

6.	This agreement will enure to the benefit of and will be binding upon the parties and their respective successors and assigns.

7.	Time will be of the essence of this agreement.

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8.	The parties will sign such further assurances and other documents and instruments and do such further and other things as may be necessary to implement and carry out the intent of the agreement.

IN WITNESS WHEREOF the parties have signed this Share Purchase Agreement as of the day and year first above written.

_________________________                                                         _________________________

 ◆ (purchaser)                                                                                       Larry Olson

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